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sharon ku · 3rd

Registered Dietitian at San Mateo Medical Center

San Francisco Bay Area · 199 connections · Contact info

San Mateo Medical Center

University of California, Berkeley

About

Specialties: English, fluent in writing and speaking of Cantonese and Mandarin

Experience

Registered Dietitian

San Mateo Medical Center

Mar 2018 – Present · 2 yrs 6 mos

Prepares and documents nutrition screening, assessment, intervention, and continuously monitor the effectiveness and outcomes of MNT based on patient needs.

Follow up with patients on regular basis to encourage patients compliance with nutrition goals

Teach nutrition classes for patients to achieve a well balance diet and lifestyle with evidence-based information



President
Uji Time
Apr 2018 – Present · 4 yrs 8 mos



Clinical Dietitian,
Center for Elders' Independence
Oct 2010 – Mar 2018 · 7 yrs 6 mos
Berkeley, California

Prepares and documented nutrition screening, assessment, intervention, and continuously monitored the effectiveness and outcomes of MNT based on patient needs
Monitors and oversees lunch program to ensure patients receiving prescribed diets, nutrition
supplements, and proper utensil & assistance
Educates patients and family with chronic diseases on appropriate diets and eating behavior
with evidence-based information
Attend daily Interdisciplinary Team (IDT) meeting to review and modify care plans.

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Dietitian Consultant
Institute for Human and Social Development, Inc.
Apr 2012 – Nov 2015 · 3 yrs 8 mos

Monitors the food service program to meet CACFP compliance.
Prepares nutrition assessments and provide nutrition education to staff and family.
Tracks health requirement.



Registered Dietitian
Asian Health Services
Oct 2010 – Oct 2013 · 3 yrs 1 mo

Utilizes the US Diabetes Conversation Map® materials provided by American Diabetes Association to help patients in exploring health facts through dialogue and helps them draw their
own conclusions and goals.
Organizes and provided nutrition workshops, food survey, and evaluations.
Assesses needs of participants and modifies teaching materials to meet the needs
Promotes messages related to health, nutrition, and lifestyle modifications

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Dietetics Intern

Lucile Packard Children Hospital, Mills Peninsula Medical Center, Pacific Hospital
Aug 2010 – May 2011 · 10 mos

Identified patients at high nutrition risk based on outlined criteria of risk screening
protocol
Prepared and documented nutrition screening, assessment, intervention, and continuously
monitored the effectiveness and outcomes of MNT based on patient needs
Evaluated enteral and parental nutrition including formula, amount, rate, administration
and
other parameters
Participated in case management, nutrition support, discharge meetings
Experienced in adult and pediatric NICU, PICU, oncology, renal, pulmonary, cardiac, etc
Assisted nutrition departments in paraprofessional presentations and meal planning
Provided in-service training to nutrition assistants, foodservice staff and paraprofessional
Communicated with interdisciplinary team regarding individual nutrition care plan to
achieve
the goals
San Mateo & Foster City School District, San Francisco WIC program
Conducted quality assurance process and evaluation by using nutrient analysis protocol
and
auditing dietary service (meal service and satisfaction, food safety, sanitation, tray
testing)
Ensured dietary service compliant with current Federal, State, and local regulations
(CACFP,
NSLP, SBP, After School Snack Program), policy and procedure
Supervised food service workers practice, in compliance with HACCP
Organized and provided nutrition workshops, food survey, and evaluations.

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Nutrition Specialist

Wu Yee Children's Services

Oct 2008 – Apr 2010 · 1 yr 7 mos

Identified nutritional needs and conducted nutrition assessment of infants, toddlers, children and families, offering recommendations to staff and parents including referrals for outside nutrition services

Collaborated with program staff to provide multidisciplinary team approach to nutrition services for children and families

Provided assistance to Home Visitor in planning food activities during group socializations

Maintained and monitored database CHILDPLUS related to nutrition and other items as needed

Oversaw the production of monthly menus for center-based programs including responsibility for complete monthly USDA Child Care Food Program Reports, accurate site reporting on meals and the management of food vendor and different contracts.

Attended parent meetings and orientations to provide information about upcoming trainings, recruit parents to participate in menu planning, and answer questions about food service

Involved in Community meetings and worked closely with non-profit organizations such as Chinatown Public Health Coalition meetings; SNAP (San Francisco Nutrition Action Plan) Meetings; Head Start HNSAC; Health and Nutrition Service Advisory Committees; CCSF Nutrition Assistant Program Advisory Meetings; WIC program; San Francisco Unified School District (Nutrition)

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Manager

Monica Learning Center

Apr 2004 – Dec 2009 · 5 yrs 9 mos

Tutored and mentored K-12 students in Mathematics and Science
Promoted store advertisements and coordinated special events including Sing Tao Expo

Interviewed and selected applicants, and facilitated tutor training Data Entry, arranged data files, collected, and organized financial records

Communicated with parents and interacted with students in classes

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Education



University of California, Berkeley
BS, nutrition science
2006 – 2008
Activities and Societies: Student Dietetics Association, Hong Kong Student Association



City College of San Francisco
Science



University of California, Berkeley
BS, Nutritional Science

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